UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A

AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GILEAD SCIENCES, INC.

(Exact name of registrant as specified in charter)

Delaware	94-3047598
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

333 Lakeside Drive Foster City, California	94404
(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following.  ☒

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None	None

Securities Act registration statement number to which this form relates:   Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

Item 1.                    Description of Registrant’s Securities to be Registered.

On November 21, 1994, the Board of Directors of Gilead Sciences, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Shares”), of the Company.  The dividend was payable on December 14, 1994 (the “Record Date”) to the stockholders of record on that date.  Each Right entitled the registered holder to purchase from the Company one four-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (a “Preferred Share”), at an exercise price of $15 per one four-hundredth of a Preferred Share (as adjusted to reflect the two-for-one stock splits effected in the form of stock dividends to stockholders of record as of February 2, 2001 and February 14, 2002 (the “Stock Splits”)).  The description and terms of the Rights were initially set forth in a Rights Agreement, dated as of November 21, 1994, between the Company and First Interstate Bank, as Rights Agent.

The Company and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, entered into an Amended and Restated Rights Agreement, dated as of October 21, 1999 (as amended to date, the “Rights Agreement”), that provided, among other things, for an increase in the exercise price of the Rights under the Rights Agreement to $100 from $15 per one four-hundredth of a Preferred Share (as adjusted to reflect the Stock Splits) and extended the expiration date of the Rights to October 20, 2009.

The Company and Mellon Investor Services LLC, as Rights Agent, entered into a First Amendment to Amended and Restated Rights Agreement, dated as of October 29, 2003.   The amendment provides, among other things, for an increase in the exercise price of the Rights under the Rights Agreement to $400 from $100 per one four-hundredth of a Preferred Share (the “Purchase Price”) and an extension of the expiration date of the Rights to October 27, 2013.  The Rights will continue to trade with the Company’s common stock, unless and until they are separated upon the occurrence of certain future events.   Each one four-hundredth of a Preferred Share has designations and the powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share.

The following description of the Rights Agreement does not purport to be complete and is qualified in its entirety by (i) the Amended and Restated Rights Agreement filed as an exhibit to the Company’s Current Report on Form 8-K filed on October 22, 1999 and (ii) the First Amendment to Amended and Restated Rights Agreement filed as an exhibit to the Company’s Current Report on Form 8-K filed on October 31, 2003.

Currently, the Rights are evidenced by the stock certificates representing the Common Shares outstanding, and no separate Right Certificates (as hereinafter defined) have been distributed.  Until the earlier to occur of (i) a public announcement that a person, entity or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person, entity or group of affiliated or associated persons of 15% or more of the outstanding Common Shares (the earlier of these dates being called the “Distribution

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Date), the Rights will be evidenced by such Common Share certificates registered in the names of the holders thereof, which certificates will also be deemed to be Rights Certificates, with respect to any of the Common Share certificates outstanding.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a legend incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without the legend being affixed thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”), in the form attached as Exhibit A to the Rights Agreement, will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on October 27, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of Preferred Shares or (iii) upon the distribution to holders of Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).  The exercise of Rights for Preferred Shares is at all times subject to the availability of a sufficient number of authorized but unissued Preferred Shares.

The number of outstanding Rights and the number of one four-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable.  Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 400 times the dividend declared per Common Share.  In the event of liquidation, the holders of Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 but will be entitled to an aggregate payment of 400 times the payment made per Common Share.  Each Preferred Share will have 400 votes, voting together with the Common Shares.  Finally, in the event of any merger, consolidation or other

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transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 400 times the amount of consideration received per Common Share.  These rights are protected by customary anti-dilution provisions.  Because of the nature of the Preferred Shares’ dividend and liquidation rights, the value of one four-hundredth of a Preferred Share should approximate the value of one Common Share.

In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void) will for a 60-day period have the right to receive upon exercise of the Right that number of Common Shares having a market value equal to two times the product of (i) the then current exercise price and (ii) the number of one four-hundredths of a Preferred Share for which the Right is then exercisable (or, if such number of shares is not and cannot be authorized, the Company may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the Rights).  This right will terminate 60 days after the date on which the Rights become nonredeemable (as described below), unless there is an injunction or similar obstacle to exercise the Rights, in which event this right will terminate 60 days after the date on which the Rights again become exercisable.

In the event the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company having a market value equal to two times the product of (i) the then current exercise price and (ii) the number of one four-hundredths of a Preferred Share for which the Right is then exercisable.

At any time after the acquisition by a person, entity or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one four-hundredth of a Preferred Share, per Right (or, if the number of shares is not and cannot be authorized, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustments.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one four-hundredth of a Preferred Share, which may, at the option of the Company, be evidenced by depository receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the earlier of (i) a person, entity or group of affiliated or associated persons becoming an Acquiring Person or (iii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”).  The Rights may also be redeemed following a person, entity or group

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of affiliated or associated persons becoming an Acquiring Person under certain limited circumstances.  Following the expiration of the above periods, the Rights become unredeemable.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to any percentage which is (i) greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary, or any entity holding Common Shares pursuant to the terms of any such plan) and (ii) not less than 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interest of the holders of Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be amended to permit such acquisition or redeemed by the Company at $0.01 per Right under certain circumstances.

Item 2.                    Exhibits.

4.1	Amended and Restated Rights Agreement, dated as of October 21, 1999, between the Registrant and ChaseMellon Shareholder Services, L.L.C. (1)
4.2	First Amendment to Amended and Restated Rights Agreement, dated as of October 29, 2003, between the Registrant and Mellon Investor Services LLC (2)

(1)                                  Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on October 22, 1999 and incorporated herein by reference.

(2)                                  Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on October 31, 2003 and incorporated herein by reference.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GILEAD SCIENCES, INC.

Dated: October 30, 2003	By:	/s/	John F. Milligan
John F. Milligan Executive Vice President and Chief Financial Officer

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